VIA EDGAR CORRESPONDENCE

August 18, 2009

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Washington, D.C.

20549

Dear Mr. Spirgel:

Re:	Nortel Networks Limited (“NNL”)
Response Letter of August 14, 2009

Further to our letter of August 14, 2009 responding to the comment letter dated July 29, 2009 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and the Quarterly Report on Form 10-Q for the period ended March 31, 2009 filed by NNL (the “July 2009 Comment Letter”), we wish to provide a recent update.

With respect to our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 under the heading “How We Measure Business Performance”, on page 49, Staff noted our use of management operating margin and requested that in future filings we provide the reconciliation for this measure to U.S. GAAP and, if applicable, also disclose that management uses management operating margin in determining levels of executive compensation.

In response to the Staff’s comment, we expanded our disclosure in Item 2 of NNL’s Quarterly Report on Form 10-Q for the period ended June 30, 2009, under the heading “Executive Overview – How We Measure Business Performance” (page 81), as follows:

Anna Ventresca

General Counsel – Corporate and Corporate Secretary

Nortel Networks Limited

195 The West Mall, Toronto, Ontario, Canada M9C 5K1 T 905.863.1204

annav@nortel.com

“For a full U.S. GAAP reconciliation of Management OM, see note 8 to the accompanying unaudited condensed combined and consolidated financial statements.”

We also advised, on August 14, 2009, that, management does not currently use management operating margin in determining levels of executive compensation.

Please note that effective August 17, 2009, the Board of Directors of Nortel Networks Corporation and NNL (the “Boards”) approved the corporate performance metrics (revenue, cash and cash equivalents and reserve fund, savings plan (headcount reductions) and outage recovery, each weighted equally ) for the third quarter of 2009 for the Nortel Networks Limited Annual Incentive Plan (the “AIP”). In addition, the Boards determined that each of the five business units would also be subject to business unit level performance objectives for purposes of the AIP. The Boards also approved business unit metrics (revenue, operating expense, headcount reductions, management operating margin and outage recovery, each weighted equally) for the third quarter of 2009 for the AIP. Regular full-time and part-time employees, including executives, are generally eligible to participate in the AIP; therefore, management operating margin will be used, in part, for determining the achievement of Nortel performance objectives and any related bonus payments for executives under the AIP for the third quarter of 2009. We intend to make disclosure to this effect in our Quarterly Report on Form 10-Q for the period ending September 30, 2009.

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Nortel acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. Nortel also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact Anna Ventresca, General Counsel—Corporate and Corporate Secretary at 905.863.1204 or the undersigned at 905.863.7253 with any questions or if we can be of any further assistance regarding the foregoing.

Yours very truly,

/S/ ANNA VENTRESCA

Anna Ventresca

General Counsel – Corporate and Corporate Secretary

AV/gkm

cc:	Kathryn Jacobson, Senior Staff Accountant, SEC

Dean Suehiro, Senior Staff Accountant, SEC

Jessica Plowgian, Attorney-Adviser, SEC

Robert Bartelmes, Senior Financial Analyst, SEC

Paviter S. Binning, Executive Vice-President, Chief Financial Officer and Chief Restructuring Officer, Nortel

Paul Karr, Controller

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